UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


             REINHOLD INDUSTRIES, INC. (FORMERLY KEENE CORPORATION)
- -------------------------------------------------------------------------------
                                (Name of Issuer)
                 Class A Common Stock, par value $.01 per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    75935A109
                     --------------------------------------
                                 (CUSIP Number)



                                                    KEENE CREDITORS TRUST
Richard A. Lippe, Esq.                              THE CHANCERY
Managing Trustee                                    190 WILLIS AVENUE
(516) 747-0300                                      MINEOLA, NEW YORK  11501
- -------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 31, 1996
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




     If the filing person has previouisly filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |X|



                               Page 1 of 194 pages


                      The Index to Exhibits is on page 12.

- -------------------------------------------------------------------------------
                                  SCHEDULE 13D
- -------------------------------------------------------------------------------
- ------------------------
CUSIP No. 75935A109
- ------------------------

- ----- -------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Keene Creditors Trust
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  3   SEC USE ONLY

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                                       OO
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 |_|

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York
- ----- -------------------------------------------------------------------------
                      ----- ---------------------------------------------------
                       7    SOLE VOTING POWER

                                   1,020,000 shares
                      ----- ---------------------------------------------------
      NUMBER OF       ----- ---------------------------------------------------
       SHARES          8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY
        EACH          ----- ---------------------------------------------------
     REPORTING        ----- ---------------------------------------------------
       PERSON          9    SOLE DISPOSITIVE POWER
        WITH
                                   1,020,000  shares
                      ----- ---------------------------------------------------
                      ----- ---------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                      ----- ---------------------------------------------------
- ----- -------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,020,000  shares
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       51%
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                                       OO
- ----- -------------------------------------------------------------------------

- -------------------------------------------------------------------------------
                                  SCHEDULE 13D
- -------------------------------------------------------------------------------
- ------------------------
CUSIP No. 75935A109
- ------------------------

- ----- -------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Archie R. Dykes
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  3   SEC USE ONLY

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                                       OO
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 |_|

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
- ----- -------------------------------------------------------------------------
                      ----- ---------------------------------------------------
                       7    SOLE VOTING POWER

                      ----- ---------------------------------------------------
     NUMBER OF        ----- ---------------------------------------------------
       SHARES          8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     1,020,000 shares
        EACH          ----- ---------------------------------------------------
     REPORTING        ----- ---------------------------------------------------
       PERSON          9    SOLE DISPOSITIVE POWER
        WITH

                      ----- ---------------------------------------------------
                      ----- ---------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                                   1,020,000  shares
                      ----- ---------------------------------------------------
- ----- -------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,020,000  shares
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       51%
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                                       IN
- ----- -------------------------------------------------------------------------

- -------------------------------------------------------------------------------
                                  SCHEDULE 13D
- -------------------------------------------------------------------------------
- ------------------------
CUSIP No. 75935A109
- ------------------------

- ----- -------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Richard A. Lippe
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  3   SEC USE ONLY

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                                       OO
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 |_|

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
- ----- -------------------------------------------------------------------------
                      ----- ---------------------------------------------------
                       7    SOLE VOTING POWER

                      ----- ---------------------------------------------------
      NUMBER OF       ----- ---------------------------------------------------
       SHARES          8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     1,020,000 shares
        EACH          ----- ---------------------------------------------------
     REPORTING        ----- ---------------------------------------------------
       PERSON          9    SOLE DISPOSITIVE POWER
        WITH

                      ----- ---------------------------------------------------
                      ----- ---------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                                   1,020,000  shares
                      ----- ---------------------------------------------------
- ----- -------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,020,000  shares
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       51%
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                                       IN
- ----- -------------------------------------------------------------------------

- -------------------------------------------------------------------------------
                                  SCHEDULE 13D
- -------------------------------------------------------------------------------
- ------------------------
CUSIP No. 75935A109
- ------------------------

- ----- -------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 John J. Robbins
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  3   SEC USE ONLY

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                                       OO
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 |_|

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
- ----- -------------------------------------------------------------------------
                      ----- ---------------------------------------------------
                       7    SOLE VOTING POWER

                      ----- ---------------------------------------------------
      NUMBER OF       ----- ---------------------------------------------------
       SHARES          8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     1,020,000 shares
        EACH          ----- ---------------------------------------------------
     REPORTING        ----- ---------------------------------------------------
       PERSON          9    SOLE DISPOSITIVE POWER
        WITH

                      ----- ---------------------------------------------------
                      ----- ---------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                                   1,020,000  shares
                      ----- ---------------------------------------------------
- ----- -------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,020,000  shares
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       51%
- ----- -------------------------------------------------------------------------
- ----- -------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                                       IN
- ----- -------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement on Schedule 13D (this "Statement") relates to the Class A Common Stock (the "Class A Common Stock") of Reinhold Industries, Inc. a Delaware corporation ("Reinhold"), which has its principal offices at 12827 Imperial Highway, Santa Fe Springs, California 90670-4713. The total authorized shares of common stock, par value $0.01 per share ("Common Stock"), of Reinhold consist of 1,480,000 shares of Class A Common Stock and 1,020,000 shares of Class B Common Stock ("Class B Common Stock").

         Pursuant to Rule 13d-3 promulgated under the Exchange Act, this Statement relates to the shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is convertible, upon the occurrence of certain events, into one share of Class A Common Stock, is entitled to one vote per share and votes together with the Class A Common Stock as a class except with respect to the election of directors. Class B Common Stock may be held only by the Keene Creditors Trust, a New York trust (the "Trust"). While the Trust holds shares of Class B Common Stock representing 25% or more of the aggregate shares of Common Stock then outstanding, the Trust shall, voting as a class, be entitled to elect two of the three directors of the Company, with the remaining director selected by the holders of Class A Common Stock. While the Trust holds shares of Class B Common Stock representing less than 25% but greater than or equal to 10% of the aggregate shares of Common Stock then outstanding, the Trust shall, voting as a class, be entitled to elect one of the three directors of the Company, with the remaining two directors elected by the holders of Class A Common Stock. While the Trust holds shares of Class B Common Stock representing 10% or more of the aggregate shares of Common Stock then outstanding, no additional authorization or issuance of Class A Common Stock shall be made without the prior written consent of the Trust. Class B Common Stock shall convert into Class A Common Stock upon the earlier of: (i) the sale, transfer or other disposition of the Class B Common Stock by the Trust; (ii) the time that the shares of Class B Common Stock held by the Trust represent less than 10% of the aggregate shares of Common Stock then outstanding; or (iii) ten years from the Effective Date (hereinafter used as defined in the Plan (as defined below) attached hereto as Exhibit 2). The Trust may not transfer shares of Class B Common Stock until two years after the Effective Date.


Item 2.  Identity and Background

         This statement is being filed by the Trust, which is governed by the laws of the state of New York and was formed as an irrevocable trust pursuant to a Trust Agreement dated as of July 31, 1996 (the "Trust Agreement") in form approved by the United States District Court of the Southern District of New York (the "Bankruptcy Court"). The Trust was formed to implement certain portions of the plan of reorganization more particularly referred to below.

         On July 29, 1993, Keene Corporation ("Keene") filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the Bankruptcy Court. The filings were precipitated by contingent liabilities resulting from pending and potential litigation involving claims against Keene and its affiliates relating to asbestos related diseases.

         By order entered on June 14, 1996, the Bankruptcy Court confirmed Keene's Fourth Amended Plan of Reorganization dated March 11, 1996 together with the modifications thereto filed with the Bankruptcy Court on June 11, 1996 (collectively, the "Plan"). Portions of the Plan and the Trust Agreement are summarized below. These summaries are qualified by reference to the Trust Agreement (other than its exhibits and schedules) and the Plan, copies of which are attached as Exhibits 1 and 2 hereto, respectively. Capitalized terms not otherwise defined in this Statement are used as defined in the Plan and the Trust Agreement.

         Pursuant to the Plan, Keene was merged with and into its wholly-owned subsidiary, Reinhold, with Keene being the surviving corporation, and as such Keene was renamed "Reinhold Industries, Inc." Reinhold, as reorganized pursuant to the Plan and as successor-in-interest to Keene, was required by the Plan to issue 1,020,000 shares of Class B Common Stock, together with the transfer of certain other assets of Keene, to the Trustees (the "Trustees") of the Trust for the benefit of holders of Asbestos-Related Claims and Demands.

         The Trust was issued such 1,020,000 shares of Class B Common Stock on July 31, 1996.

        The Trust will initially be administered by three independent persons as trustees (the "Trustees"). The initial Trustees of the Trust are Archie R. Dykes, Richard A. Lippe, and John J. Robbins. The Trustees have elected Mr. Lippe as Managing Trustee.

         Mr. Dykes, 65, is currently Chairman of Capital City Holdings, Inc., Nashville, Tennessee, a venture capital firm and has a business address of Rivergate Executive Park, 907 Two Mile Parkway, Suite D-5, Goodlettsville, Tennessee. He has served in that capacity since 1988 prior to which he was Chairman, President and Chief Executive Officer of the Security Benefit Group of Companies, Topeka, Kansas, an insurance and management investment firm, from 1980 to 1987, Chancellor of The University of Kansas from 1973 to 1980 and Chancellor of The University of Tennessee from 1967 to 1973. He serves as a director of Whitman Corp., Bradford Capital Partners and Fleming Company Inc. He holds a Doctorate from The University of Tennessee and a Masters and a B.S. from East Tennessee State University.

         Mr. Lippe, 58, is currently a partner in the Corporate & Securities Law Group of the law firm of Meltzer, Lippe, Goldstein, Wolf & Schlissel, The Chancery, 190 Willis Avenue, Mineola, New York. He also serves as outside General Counsel to Cheyenne Software, General Counsel to the Long Island High Technology Incubator and Counsel to the Long Island Venture Fund. He holds a B.A. from Tufts University and an LL.B. from The University of Pennsylvania.

         Mr. Robbins, 57, is a Certified Public Accountant and has an address of 112 Walton Heath, Williamsburg, Virginia. Prior to his retirement in 1992, Mr. Robbins had been a partner since 1973 in Kenneth Leventhal & Company, a public accounting firm which is now part of Ernst & Young, LLP, where from 1979 through his retirement he served as the Managing Partner of such firm's New York Office. He holds a B.B.A. from The University of Texas.

         The Trust generally may take action by a vote of at least two Trustees at a meeting at which a quorum of at least two Trustees is present. At such time as there is only one Trustee (as described below), action will be taken by the vote of that Trustee. Each Trustee will serve for three years (the "Initial Term") or until death, incapacity, resignation or removal. Upon the expiration of the Initial Term, one Trustee, selected by the two other Trustees with the consent of a Trust Advisory Committee (the "TAC"), shall serve until termination of the Trust or until such Trustee's death, incapacity, resignation or removal. Any Trustee may be removed for cause by the majority vote of the other Trustees. During the Initial Term a vacancy in the position of a Trustee is filled by unanimous vote of the remaining Trustees, after consultation with the TAC. After the Initial Term, if a vacancy occurs, the TAC shall nominate a successor trustee for approval of the Bankruptcy Court or before a vacancy occurs the sole remaining Trustee may appoint a successor with the consent of the TAC.

         The TAC is the three member Trust Advisory Committee established to consult with and advise the Trustees, the initial membership of which was selected by the Official Committee of Unsecured Creditors. The issues concerning which the Trustees must consult the TAC are described in Section 5.1(b) of the Trust Agreement. In addition, the issues of Trust administration raised in Trust Agreement Sections 4.3(a) and 4.3(b) (appointment of successor Trustees) and 6.3 (amendments to the Trust Agreement) require the consent of the TAC before the Trustees can implement any action on behalf of the Trust with respect thereto. Valid consent by the TAC requires approval by a majority of its members. Actions requiring consent of the TAC but for which the TAC has withheld consent may only be taken upon Bankruptcy Court approval after reasonable notice to the TAC.

         The Trust currently has no officers.

         During the past five years neither the Trust nor any of the Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which any individual or entity was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         The principal office of the Trust is at The Chancery, 190 Willis Avenue, Mineola, New York 11501. Each of the Trustees is a citizen of the United States.

Item 3.  Source and Amount of Funds

         On July 31, 1996, pursuant to the Plan, Reinhold contributed to the Trust 1,020,000 shares of Class B Common Stock. The consideration for the Class B Common Stock is set forth in Section 1.4 of the Trust Agreement.


Item 4.  Purpose of Transaction

         Pursuant to the Plan, the Trust has been funded with, among other things, 1,020,000 shares of Class B Common Stock. The purposes of the transaction are set forth in Section 1.2 of the Trust Agreement.

         The Trustees currently do not expect to participate in the management of Reinhold. Pursuant to the By-Laws of Reinhold, the total number of directors of the Reinhold Board of Directors (the "Board") was set at three. Pursuant to the Plan, on the Effective Date, the initial members of the Board consisted of one person nominated by the Board of Directors of Keene who had been the Chief Executive Officer of Reinhold Industries, Inc. prior to its merger with Keene and two persons selected by the Official Committee of Unsecured Creditors and the Legal Representative for Future Asbestos-Related Claimants. Such initial directors shall serve until their successors have been elected and qualified or until their death, resignation, disqualification or removal. Pursuant to the terms of the Reinhold Amended and Restated Certificate of Incorporation (the "Certificate"), as long as the number of shares of Class B Common Stock owned by the Trust represents 25% or more of the outstanding shares of Common Stock, the Trust has the right to elect two of Reinhold's three directors (the "Class B Directors"). If the Trust owns shares of Class B Common Stock representing less than 25% but greater than or equal to 10% of the outstanding shares of Common Stock it will have the right to elect one Class B Director. At such time that the Trust owns shares of Class B Common Stock representing less than 10% of the outstanding shares of Common Stock such Class B Common Stock shares shall automatically be converted into an equal number of shares of Class A Common Stock and the Trust shall no longer have the right to elect any Class B Directors. The Reinhold By-Laws also provide that any director may be removed from office, with or without cause, by the affirmative vote of such number of shares of Common Stock that would have been sufficient to elect such director if then voted at a meeting for such purpose. The Trustees have not determined whether or not to take any present action with respect to the current Class B Directors or to elect the same or different Class B Directors at the first annual meeting of shareholders of Reinhold (presently expected to take place in August 1997) or how they will otherwise vote the Trust's Class B Common Stock at such annual meeting.

         In accordance with the Plan, on the Effective Date, 980,000 shares of Class A Common Stock were issued by Reinhold to various persons other than the Trust. The holders of Class A Common Stock presently have the right to elect one of Reinhold's three directors (a "Class A Director"). However, if the number of Class B Directors decreases as described above, the number of Class A Directors will correspondingly increase. In addition, pursuant to a share authorization agreement executed by the Trustees and Reinhold in accordance with the terms of the Plan (the "Share Authorization Agreement"), for so long as the Trust owns shares of Class B Common Stock representing 10% or more of the outstanding shares of Common Stock, Reinhold shall not issue any additional shares of Class A Common Stock without the consent of the Trustees.

         The Certificate also contains provisions restricting the transfer of shares of Common Stock and requiring the automatic conversion of Class B Common Stock into Class A Common Stock, both as more fully described below. The Certificate provides that only the Trust may hold shares of Class B Common Stock and that, upon the sale, transfer or disposition of any shares of Class B Common Stock by the Trust (other than to an entity in which the Trust owns all the beneficial interests or in connection with the pledge or hypothecation of such shares to secure bona fide indebtedness that is not convertible into Class B Common Stock), such shares shall automatically be converted into an equal number of shares of Class A Common Stock. The Certificate also provides that all of the then outstanding shares of Class B Common Stock shall automatically be converted into an equal number of shares of Class A Common Stock upon the earlier to occur of (a) the date upon which the shares of Class B Common Stock owned by the Trust represent less than 10% of the aggregate outstanding shares of Common Shares and
(b) the tenth anniversary of the Effective Date.

         The Certificate also provides that, for a period of 25 months from the Effective Date, an owner of greater than 5% of the issued and outstanding Common Stock (including therefore the Trust) may not transfer, convey, assign, pledge or otherwise dispose of all or any interest in its shares of Common Stock or grant an option or contractual right to acquire ownership (collectively, to "Transfer") of such shares and no holder of Common Stock may Transfer shares to any person or group of persons acting in concert if after such Transfer such person or group would own greater than 4.75% of the issued and outstanding shares of Common Stock. Any such Transfers are deemed null and void ab initio. In addition, pursuant to a registration rights agreement executed by the
Trustees and Reinhold in accordance with the terms of the Plan (the "Registration Rights Agreement"), if at any time Reinhold registers any of its equity securities for sale pursuant to the Securities Act of 1933, as amended, the Trust may request the inclusion of, and Reinhold will use reasonable diligence to so include, shares of the Trust's Class B Common Stock. The Registration Rights Agreement also provides that at any time subsequent to the second anniversary of the Effective Date the Trust may request that Reinhold use its best efforts to register shares of the Class B Common Stock for sale by the Trust pursuant to the Securities Act of 1933, as amended.

         The foregoing is a summary of certain provisions of the Trust Agreement, the Plan, the Share Authorization Agreement, the Registration Rights Agreement and the Certificate and is qualified in its entirety by reference to such documents, which are attached hereto as Exhibits 1 through 5, respectively.

         Depending on numerous circumstances, including the price of the Class A Common Stock, the amount of the Trust's holdings of Class B Common Stock, the availability of funds and the benefit to the Trust, the Trust may purchase Class A Common Stock, but it has no current plans to do so.

         Other than as stated above, the Trust and Trustees have no plans or proposals which relate to or would result in any of the following:

         (a)  The  acquisition  by  any  person  of  additional   securities  of
              Reinhold, or the disposition of securities of Reinhold;

         (b)  An   extraordinary   corporate   transaction  such  as  a  merger,
              reorganization or liquidation, involving Reinhold or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Reinhold or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Reinhold, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Reinhold;

         (f) Any other material change in Reinhold's business or corporate structure;

         (g)  Changes   in   Reinhold's   charter,    by-laws   or   instruments
              corresponding thereto or other actions which may impede the acquisition of control of Reinhold by any person;

         (h) Causing a class of securities of Reinhold to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Reinhold becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Company

         The Trust may be deemed to be the beneficial owner of 1,020,000 shares of Class B Common Stock. Based on the 980,000 shares of Class A Common Stock stated in the Plan to be outstanding, these shares constitute 51% of the outstanding shares of Common Stock. Solely as a result of their positions as trustees of the Trust, each of the Trustees may be deemed to beneficially own all of the shares of Class B Common Stock beneficially owned by the Trust and, accordingly, each of them disclaims beneficial ownership of those shares of Class B Common Stock.

         Subject to the terms of the Plan, the Trust, acting through its Trustees, has the sole power to vote its Class B Common Stock and to dispose or direct the disposition thereof.

         Neither the Trust nor any of the Trustees has effected any transactions in the Common Stock during the past 60 days, except the Trust's acquisition of Class B Common Stock by contribution from Reinhold as described above. None of the Trustees individually owns any Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as noted above neither the Trust nor any of the Trustees has any contracts, arrangements, understandings or relationships with respect to any securities of Reinhold.


Item 7.  Material To Be Filed as Exhibits

         Exhibit Number                           Title
         --------------                           -----

               1             Trust Agreement dated as of July 31, 1996.

               2.1           Fourth Amended Plan of  Reorganization  dated March
                             11, 1996.

               2.2           Modifications   to  the  Fourth   Amended  Plan  of
                             Reorganization filed with the Bankruptcy Court on June 11, 1996

               3             Share Authorization  Agreement dated as of July 31,
                             1996

               4             Registration  Rights Agreement dated as of July 31,
                             1996

               5 Amended and Restated Certificate of Incorporation of Reinhold Industries, Inc.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.

Dated:  August 12, 1996

                                      Keene Creditors Trust


                                      By:  /s/ Archie R. Dykes
                                           ------------------------------------
                                           Archie R. Dykes, Trustee


                                      By:  /s/  Richard  A.  Lippe
                                           ------------------------------------
                                           Richard A. Lippe, Trustee


                                      By:  /s/ John J. Robbins
                                           ------------------------------------
                                           John J. Robbins, Trustee

 Exhibit
 Number     Title                                     Method of Filing     Page
 ------     -----                                     ----------------     ----

    1       Trust Agreement dated as of July 31,      Filed herewith        13
            1996.


    2.1     Fourth Amended Plan of Reorganization     Filed herewith        30
            dated March  11,  1996

    2.2     Modifications to the Fourth Amended       Filed herewith       164
            Plan of Reorganization filed with the
            Bankruptcy Court on June 11, 1996

    3       Share Authorization Agreement dated       Filed herewith       173
            as of July 31, 1996

    4       Registration Rights Agreement dated       Filed herewith       176
            as of July 31, 1996

    5       Amended and Restated Certificate of       Filed herewith       187
            Incorporation of Reinhold Industries,
            Inc.